Mail Stop 7010

      August 1, 2005

via U.S. mail and facsimile to (309) 263-1866

Mr. Daryl R. Lindemann
Chief Financial Officer and Secretary
Morton Industrial Group, Inc.
1021 W. Birchwood
Morton, IL  61550

RE:	Morton Industrial Group, Inc.
Form 10-K for the year ended December 31, 2004
		Filed March 29, 2005
		Form 10-K/A for the year ended December 31, 2004
		Filed July 29, 2005
      File No. 000-13198

Dear Mr. Lindemann:

      We have completed our review of your Form 10-K and 10-K/A and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Ryan Rohn, Staff Accountant, at
(202)
551-3739 or, in his absence, to the undersigned at (202) 551-3255.

							Sincerely,


							Nili Shah
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
Page 1 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE